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                          October 26, 2021

       Timothy Rogers
       Chief Financial Officer
       Alterola Biotech, Inc.
       47 Hamilton Square Birkenhead Merseyside
       CH41 5AR United Kingdom

                                                        Re: Alterola Biotech,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 19,
2021
                                                            File No. 333-260340

       Dear Mr. Rogers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Scott Doney, Esq.